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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               CHEMED CORPORATION
                                (Name of Issuer)

                               CHEMED CORPORATION
                              CHEMED CAPITAL TRUST
                      (Name of Person(s) Filing Statement)

                          CAPITAL STOCK, $1 PAR VALUE
                         (Title of Class of Securities)

                                  163 596 109
                     (CUSIP Number of Class of Securities)

                                NAOMI C. DALLOB
                          VICE PRESIDENT AND SECRETARY
                               2600 CHEMED CENTER
                             255 EAST FIFTH STREET
                          CINCINNATI, OHIO 45202-4726
                                 (513) 762-6900
                                    Copy to:
                             ROBERT ROSENMAN, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               DECEMBER 23, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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        TRANSACTION VALUATION $54,630,000*                     AMOUNT OF FILING FEE $10,926
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

* For purposes of calculating the filing fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the Capital Stock proposed to be acquired was established by multiplying the average of 26.69 and 27.94 (the high and low sales prices on December 20, 1999) by 2,000,000, the number of shares of Capital Stock which Chemed Corporation and Chemed Capital Trust have offered to acquire.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:......................................................N/A
Form or Registration No:.....................................................N/A
Filing Party:................................................................N/A
Date Filed:..................................................................N/A

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ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Chemed Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726.

     (b) The class of securities to which this statement relates is the Company's Capital Stock, $1 par value (the "Capital Stock"). As of December 20, 1999, there were 10,398,781 shares of Capital Stock outstanding. Reference is made to "Summary of the Exchange Offer" and "The Exchange Offer -- Terms of the Exchange Offer" and "-- Conditions to the Exchange Offer" in the Offering Circular dated December 23, 1999, a copy of which is attached hereto as Exhibit
(a)(1) (the "Offering Circular"), which sections are incorporated herein by reference. Shares of Capital Stock held by officers, directors or affiliates of the Company at the time of the Exchange Offer are eligible for exchange if properly tendered pursuant to the Exchange Offer on the same basis as all other shares of Capital Stock.

     (c) Reference is hereby made to the information set forth under the caption "Market and Price Ranges of Capital Stock; Dividends" in the Offering Circular, which section is incorporated herein by reference.

     (d) The names of the persons filing this statement are Chemed Capital Trust (the "Trust"), a newly organized statutory business trust organized under the laws of the State of Delaware, and the Company. The address of the Trust's principal office is c/o Chemed Corporation, 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726. The Trust has been organized by the Company for the purpose of effecting the Exchange Offer. Reference is made to "Summary of the Exchange Offer" and "Chemed Capital Trust" in the Offering Circular, which are incorporated herein by reference.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth under the captions "Summary Financial Information," "Capitalization" and "The Exchange Offer" in the Offering Circular, which sections are incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATES.

     Reference is hereby made to the cover page of the Offering Circular, the information set forth under the caption "The Exchange Offer -- Conditions to the Exchange Offer," "Market and Price Ranges of Capital Stock; Dividends," and "Purposes and Effects of the Exchange Offer -- Certain Effects" in the Offering Circular, which sections are incorporated herein by reference.

     (a) Not applicable.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) See the information set forth under the captions "Summary Financial Information," "Capitalization" and "Market and Price Ranges of Capital Stock; Dividends" in the Offering Circular, which sections are specifically incorporated herein by reference.

     (f) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

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ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The following sets forth each transaction in the shares of Capital Stock effected since (and including) October 26, 1999 by the Trust, the Company, by any person referred to in Instruction C of Schedule 13E-4 (i.e., by each executive officer and director of the Company, any person "controlling" the Company and each director and executive officer of any "controlling" person) or by any associate or subsidiary of such person, including any director or officer of any such subsidiary:

                                                                                       WHERE AND HOW THE
                                                      AMOUNT OF        PRICE PER        TRANSACTION WAS
       NAME AND TITLE     DATE OF THE TRANSACTION     SECURITIES       SECURITY            EFFECTED
       --------------     -----------------------     ----------       ---------       -----------------
 1.  Rick L. Arquilla     November 11-24, 1999     1,528 purchased   $25.51         Open market transaction
     Director             December 3-16, 1999      1,078 purchased   $26.33         Open market transaction
 2.  Naomi C. Dallob      November 11-24, 1999     1,680 purchased   $25.51         Open market transaction
     Vice President and   December 3-16, 1999      1,186 purchased   $26.33         Open market transaction
     Secretary
 3.  James H. Devlin      November 11-24, 1999     2,811 purchased   $25.51         Open market transaction
     Vice President and   December 3-16, 1999      1,984 purchased   $26.33         Open market transaction
     Director
 4.  Edward L. Hutton     November 11-24, 1999     3,055 purchased   $25.51         Open market transaction
     Chairman, Chief      December 3-16, 1999      5,689 purchased   $26.33         Open market transaction
     Executive Officer
     and Director
 5.  Thomas C. Hutton     November 11-24, 1999     14,311 purchased  $25.50-$26.44  Open market transaction
     Vice President and   December 3-16, 1999      1,984 purchased   $26.33         Open market transaction
     Director
 6.  Sandra E. Laney      November 11-24, 1999     1,528 purchased   $25.51         Open market transaction
     Senior Vice          December 3-16, 1999      2,844 purchased   $26.33         Open market transaction
     President, Chief
     Administrative
     Officer and
     Director
 7.  Spencer S. Lee       November 11-24, 1999     2,811 purchased   $25.51         Open market transaction
     Director             December 3-16, 1999      1,984 purchased   $26.33         Open market transaction
 8.  John M. Mount        November 11-24, 1999     2,811 purchased   $25.51         Open market transaction
     Vice President and   December 3-16, 1999      1,984 purchased   $26.33         Open market transaction
     Director
 9.  Timothy S. O'Toole   November 11-24, 1999     5,500 purchased   $25.51         Open market transaction
     Executive Vice       December 3-16, 1999      3,881 purchased   $26.33         Open market transaction
     President,
     Treasurer and
     Director
10.  George J. Walsh III  December 20, 1999        580 purchased     $27.56         Open market transaction
     Director

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Trust and the Company have agreed that the Trust will transfer the shares tendered in the Exchange Offer to the Company in exchange for Convertible Junior Subordinated Debentures due 2030 of the Company.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     There have been no persons employed, retained or to be compensated to make solicitations or recommendations in connection with the Exchange Offer. D.F. King & Co., Inc. has been retained as the Information Agent for the Exchange Offer. D.F. King & Co., Inc. will receive reasonable and customary

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compensation for services rendered in connection with the Exchange Offer and will be reimbursed for customary and reasonable out-of-pocket expenses.

ITEM 7.  FINANCIAL INFORMATION.

     (a)(1) The audited consolidated financial statements for the years ended December 31, 1998 and 1997, are included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, attached hereto as Exhibit (g)(1), which is incorporated herein by reference.

     (a)(2) The unaudited consolidated balance sheets and comparative year-to-date consolidated statements of income and consolidated statements of cash flows and related earnings per share amounts are included in the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 1999, attached hereto as Exhibit (g)(2), and are incorporated herein by reference.

     (a)(3) The ratios of earnings to fixed charges, which are included under the caption "Summary Financial Information" in the Offering Circular, are incorporated herein by reference.

     (a)(4) The book values per share, which are included under the caption "Summary Financial Information" in the Offering Circular, are incorporated herein by reference.

     (b)(1) Selected balance sheet items, on a pro forma basis, as of December 31, 1998, and September 30, 1999, which are included under the caption "Summary Financial Information" in the Offering Circular, are incorporated herein by reference.

     (b)(2) The pro forma income statement, earnings per share amounts and ratio of income to fixed charges for the year ended December 31, 1998, and the nine months ended September 30, 1999, which are included under the caption "Summary Financial Information" in the Offering Circular, are incorporated herein by reference.

     (b)(3) The pro forma book value per common share as of December 31, 1998, and September 30, 1999, which are included under the caption "Summary Financial Information" in the Offering Circular, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The Convertible Trust Preferred Securities of the Trust (the "Preferred Securities") issued upon exchange of shares of Capital Stock will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933 provided in Section 3(a)(9) thereof. In connection with the proposed issuance of the Preferred Securities upon consummation of the Exchange Offer, an application has been filed with the Securities and Exchange Commission on Form T-3 for qualification of the Amended and Restated Declaration of Trust of the Trust (a copy of the form of which is attached hereto as Exhibit (b)(2)), the Indenture between the Company and Firstar Bank, National Association, as Trustee (a copy of the form of which is attached hereto as Exhibit (b)(3)) and the Preferred Securities Guarantee Agreement between the Company and Firstar Bank, National Association, as Trustee (a copy of the form of which is attached hereto as Exhibit (b)(4)).

     (c) Reference is hereby made to "Purposes and Effects of the Exchange Offer" in the Offering Circular, which section is incorporated herein by reference.

     (d) None.

     (e) Reference is hereby made to the Offering Circular and the Letter of Transmittal, which are each incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offering Circular dated December 23, 1999.
(a)(2)  Letter of Transmittal (together with Guidelines for
        Certification of Taxpayer Identification Number on
        Substitute Form W-9).

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
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Press Release dated December 23, 1999.
(a)(5)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Nominees.
(a)(6)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Other Nominees to their clients.
(b)(1)  Declaration of Trust of Chemed Capital Trust, dated December
        21, 1999.
(b)(2)  Form of Amended and Restated Declaration of Trust of Chemed
        Capital Trust, dated January --, 2000.
(b)(3)  Form of Indenture between Chemed Corporation and Firstar
        Bank, National Association, as Trustee, dated January --,
        2000.
(b)(4)  Form of Preferred Securities Guarantee Agreement, dated
        January -- 2000.
(b)(5)  Form of Common Securities Guarantee Agreement, dated January
        -- 2000.
(c)     None.
(d)     Tax Opinion of Cravath, Swaine & Moore.
(e)     Not applicable.
(f)     None.
(g)(1)  The Company's Annual Report on Form 10-K for the year ended
        December 31, 1998.
(g)(2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September
        30, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHEMED CORPORATION

                                          By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                            Name: Naomi C. Dallob
                                            Title:  Vice President and Secretary

                                          CHEMED CAPITAL TRUST

                                          By: Chemed Corporation
                                            as sponsor

December 23, 1999                         By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                            Name: Naomi C. Dallob
                                            Title:  Vice President and Secretary

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                                 EXHIBIT INDEX

EXHIBITS
--------
 (a)(1)    Offering Circular dated December 23, 1999.
(a)(2)     Letter of Transmittal (together with Guidelines for
             Certification of Taxpayer Identification Number on
             Substitute Form W-9).
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Press release dated December 23, 1999.
(a)(5)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.
(a)(6)     Form of Letter from Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees to their clients.
(b)(1)     Declaration of Trust of Chemed Capital Trust, dated December
             21, 2000.
(b)(2)     Form of Amended and Restated Declaration of Trust of Chemed
             Capital Trust, dated January --, 2000.
(b)(3)     Form of Indenture between Chemed Corporation and Firstar
             Bank, National Association, as Trustee, dated --, 2000.
(b)(4)     Form of Preferred Securities Guarantee Agreement, dated
             January --, 2000.
(b)(5)     Form of Common Securities Guarantee Agreement, dated January
             --, 2000.
(d)        Tax Opinion of Cravath, Swaine & Moore.
(g)(1)     Annual Report on Form 10-K of Chemed Corporation for the
             year ended December 31, 1998 (File No. 1-8351)*.
(g)(2)     Quarterly Reports on Form 10-Q of Chemed Corporation for the
             quarters ended March 31, 1999, June 30, 1999 and September
             30, 1999 (File No. 1-8351)*.

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* Incorporated by reference.

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